Richmont Mines Inc. 1 Place-Ville-Marie Suite 2130, Montreal QC H3B 2C6, CANADA Tel.: (514) 397-1410 Fax: (514) 397-8620 www.richmont-mines.com

NEWS RELEASE

RICHMONT MINES REPORTS NET EARNINGS OF $473,951 FOR THE SECOND QUARTER 2006

MONTREAL, July 28, 2006 – Richmont Mines reports net earnings of $473,951, or $0.02 per share for the three-month period ended June 30, 2006, compared with a net loss of $1,170,297 or $0.07 per share for the same period in 2005. The difference of $1,644,248 results primarily from the inclusion of $514,166 as tax revenues and the reduction of stock-based compensation in 2006, compared with a tax expense of $428,213 and a further expense of $769,751 for stock-based compensation charges reported in the second quarter of 2005. Cash flow from operations before net change in non cash working capital items and payment of asset retirement obligations totalled $914,352 in the second quarter of 2006, compared with $713,438 in 2005.

For the three-month period ended June 30, 2006, gold sales totalled 13,003 ounces, at an average price of US$610 per ounce, compared with gold sales totalling 13,223 ounces, at an average price of US$438 during the same period in 2005. Although the average production cash cost per ounce went from US$334 in 2005 to US$542 in 2006, the 39% increase on the average sale price made it possible to generate earnings during the second quarter of 2006, compared with the loss reported for 2005.

Richmont Mines reports net earnings of $1,154,398 or $0.05 per share for the six-month period ended June 30, 2006, compared with a net loss of $1,069,750 or $0.07 in 2005. The difference of $2,224,148 results primarily from an amount of $2,882,149 included as tax revenue, compared with a tax expense of $554,247 reported for the same period in 2005. Cash flow from operations before net change in non cash working capital items and payment of asset retirement obligations generated funds totaling $72,829 compared with $359,618 in 2005.

For the six-month period ended June 30, 2006, gold sales totalled 25,111 ounces, at an average price of US$589 per ounce, compared with gold sales of 25,663 ounces, at an average price of US$437, for the same period in 2005. Although the average production cash cost per ounce went from US$330 in 2005 to US$561 in 2006, the 35% increase on the average sale price made it possible to generate earnings during the six-month period ended June 30, 2006, compared with the loss reported for 2005.

SUMMARY OF OPERATIONS

Beaufor Mine

Three-month period ended June 30, 2006

During the second quarter of 2006, Beaufor Mine's results did not meet expectations. For the three-month period ended June 30, 2006, 40,057 tonnes of ore at an average recovered grade of 5.36 g/t were milled, thus yielding 6,903 ounces of gold, sold at an average price of US$614 per ounce. In 2005, 67,859 tonnes of ore at an average recovered grade of 6.06 g/t were milled, thus yielding 13,223 ounces of gold, at an average price of US$438.

The delays caused by the excavation of the ramp below level 20 and the adjustment of the development work to gain access to new stopes have resulted in the production of a greater amount of waste than usual, thus reducing the amount of available broken ore. Accordingly, during the quarter, 22,324 tonnes of waste were extracted from the mine, which is 13% more than expected. This situation, together with lower grades averaging 4.90 g/t in April and May and improving to 5.62 g/t in June, are the main factors contributing to the increase in the production cash cost per ounce from US$334 in 2005 to US$578 in the second quarter of 2006. Higher prices for consumables and energy, higher salary expenses and the increased value of the Canadian dollar relative to the US dollar are also determining factors in calculating the cash production cost per once which is reported in US dollars.

Richmont Mines is currently evaluating various options in order to correct this situation and return to operational profitability within the next few months. To that end, recent development work on the ramp will enable us to reach the mineralized zone near the Beaufor fault where the average grade of the 50,000 tonnes of ore found to date reaches 9.4 g/t, which should enable us to maintain a higher average grade. Although the Company expects the average grade to improve during the third and fourth quarters of 2006, it is unlikely that such improvement will be sufficient to offset delays encountered during the first six months and, accordingly, it is also unlikely that the annual production target initially set at approximately 40,000 ounces of gold will be reached.

Six-month period ended June 30, 2006

For the six-month period ended June 30, 2006, 85,440 tonnes of ore at an average recovered grade of 5.56 g/t were milled, thus yielding 15,265 ounces of gold, sold at an average price of US$590 per ounce. For the corresponding period in 2005, 126,704 tonnes of ore at an average recovered grade of 6.22 g/t were milled, thus yielding 25,356 ounces of gold, at an average price of US$437. The downturn in production resulting from lesser quantities of available ore and lower grades, coupled with higher prices for consumables and energy, higher salary expenses and the increased value of the Canadian dollar relative to the US dollar all contributed to the increase in the production cash cost, from US$334 in 2005, to US$593 in 2006.

East Amphi Mine

Three-month period ended June 30, 2006

For the first complete quarter of operations at the East Amphi Mine, the results were slightly better than expected. Although the grade is slightly lower than the original forecast, the structure of the mine is such that the drilling and preparation of the stopes will occur earlier, thus increasing the extraction rate.

The average production rate totalled 19,478 tonnes per month, compared with 16,500 tonnes per month stated in the budget. For the second quarter of 2006, 56,876 tonnes of ore at an average recovered grade of 3.34 g/t were milled, thus yielding 6,100 ounces of gold, sold at an average price of US$604. The cash production cost per ounce of US$502 was in line with expectations. The Company expects to reach its annual production target for the East Amphi Mine set at 25,000 ounces of gold. Richmont Mines is currently evaluating the potential of zones A3 and B North where definition drilling started at the beginning of the third quarter.

Six-month period ended June 30, 2006

For the first six months of the 2006 fiscal year, the East Amphi Mine, brought into commercial production in February 2006, supplied 89,939 tonnes of ore at an average recovered grade of 3.41 g/t, yielding 9,846 ounces of gold which sold at an average price of US$587. The cash production cost per ounce of US$513 during the period was in line with expectations.

EXPLORATION AND BUSINESS DEVELOPMENT

Island Gold advanced exploration project

Three-month period ended June 30, 2006

During the second quarter of 2006, an investment of $6,212,146 was made to continue the development and advance exploration work on the Island Gold property. An exploration program involving surface drilling in the Goudreau and Lochalsh zones is under way and will continue during the third quarter. Concurrently, in order to increase the resources available for processing, underground definition drilling was initiated in the Island zone and such drilling is still in progress. These resources should become available during the fourth quarter of 2006. In addition, the ramp reached level 290 and now has a vertical depth of 295 metres and the other excavations totalled 1,068 metres.

As a result of most of the preliminary work required to bring it into production having been executed during the second quarter, the Island Gold project, in the third quarter, is now closer to the preproduction phase. Although the work required to reclaim the plant has been mostly completed, certain suppliers advised that the delivery of the machinery and industrial equipment necessary to restart the plant will be delayed. Accordingly, the plant will be put into service as soon as such machinery and equipment is received, expected towards the middle of the third quarter of 2006. At the end of the second quarter, we started developing various stopes on levels 140 and 190 in order to conduct various mining tests.

Six-month period ended June 30, 2006

For the first six months of the current fiscal year, an investment of $10,525,442 was made to bring the Island Gold project closer to its production phase.

2006 OUTLOOK

During the last few months, the exploration work increased at Beaufor Mine, as new targets were identified with the objective of increasing mineral reserves and resources. During the next few months, approximately 1,500 metres will be drilled in the zone accessible through the ramp at more than 630 metres underground. Based on the data obtained from previous drillings, the grade of the ore located in that zone is higher than average and the zone is accessible for drilling at depth. A high potential exploration zone adjacent to the Beaufor fault will soon be drilled from the surface. Exploration work is also scheduled to take place on adjacent properties, including Courvan.

As for the East Amphi Mine, a detailed study of zones B North and A3, including a drilling exploration program, will begin in the second half of the year in order to assess the profitability of developing those zones.

With regards to the Island Gold project, the plant will be brought into production during the third quarter. At first, the ore from the development will be processed and the ore from the stopes on levels 140 and 190, first used for mining tests at the end of the second quarter, will be milled. The metallurgical results will form part of Technical Report 43-101 to be filed at the end of November 2006 which will also include the calculations for the reserves and resources, based on the drilling data available in September 2006. The partners in the Island Gold project expect that the advanced exploration project, with resources at an average grade of 11.64 g/t, should be brought into production during the second half of the year. In view of the recent increases in the price of gold to more than US$600 per ounce, the team of geologists will carry out a five million dollar exploration program on various Richmont Mines properties possessing a high potential for discovery, in particular the Francoeur, Wasamac and Fourax properties in Quebec, and the Valentine Lake and Cripple Creek properties in Newfoundland.

With an experienced and dynamic team, $24,133,276 in working capital as of June 30, 2006, a positive cash flow from operations in the year, and favourable conditions for gold, the Company is well positioned to take advantage of these factors, to successfully complete its projects and to realize various strategic acquisitions.

Martin Rivard
President and Chief Executive Officer

Disclosure regarding forward-looking statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate," "project," "anticipate," "expect," "intend," "believe," "hope," "may" and similar expressions, as well as "will," "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on our current expectations and speak only as of the date made. These forward-looking statements involve risks, uncertainties and other factors that in some cases have affected our historical results and could cause actual results in the future to differ significantly from the results anticipated in forward-looking statements made in this Report. You are cautioned not to place undue reliance on the forward-looking statements.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian–United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports. We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise.

FINANCIAL DATA
	Three-month period		Six-month period
	ended June 30,		ended June 30,
	2006	2005	2006	2005

Results ($)
Revenues	9,760,553	7,128,360	18,013,340	14,493,012
Net earnings (loss)	473,951	(1,170,297)	1,154,398	(1,069,750)
Cash flow from operations before net change
in non-cash working capital items	914,352	(713,438)	72,829	359,618

Results per share ($)
Net earnings (loss)
Basic and diluted	0.02	(0.07)	0.05	(0.07)

Weighted average number of common shares outstanding	22,108,784	16,142,508	21,554,746	16,153,804

Average selling price of gold per ounce	US$610	US$438	US$589	US$437

	June 30, 2006		December 31, 2005

Financial position ($)
Total assets		71,822,531		54,226,497
Working capital		24,133,276		21,877,251
Long-term debt		-		-

SALES AND PRODUCTION DATA
	Three-month period ended June 30,
		Ounces of gold		Cash cost
	Year	Sales	Production	(per ounce sold)
Beaufor Mine	2006	6,903	6,897	US$578
	2005	13,223	13,117	US$334
East Amphi Mine	2006	6,100	5,154	US$502
	2005	-	-	-
Total	2006	13,003	12,051	US$542
	2005	13,223	13,117	US$334

	Six-month period ended June 30,
		Ounces of gold		Cash cost
	Year	Sales	Production	(per ounce sold)
Beaufor Mine	2006	15,265	15,216	US$593
	2005	25,356	26,706	US$334
East Amphi Mine	2006	9,846	8,664	US$513
	2005	-	-	-
Hammerdown Mine	2006	-	-	-
	2005	307	-	US$15
Total	2006	25,111	23,880	US$561
	2005	25,663	26,706	US$330
	Average exchange rate used for the second quarter of 2005: US$1 = CAN$1.21
		2006 estimated exchange rate: US$1 = CAN$1.14

For more information, please contact:

Julie Normandeau	Telephone:	(514) 397-1410
Investor Relations	Fax:	(514) 397-8620

Trading symbol: RIC	Listings:	Toronto - Amex

Web Site: www.richmont-mines.com